WILMER CUTLER PICKERING
    HALE AND DORR LLP

                                60 STATE STREET
                                BOSTON, MA 02109
                                +1 617 526 6000
                                +1 617 526 5000 fax
                                wilmerhale.com

March 6, 2007

BY ELECTRONIC SUBMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Starent Networks, Corp.
 Registration Statement on Form S-1

Ladies and Gentlemen:

        Submitted herewith for filing on behalf of Starent Networks, Corp. (the "Company") is a Registration Statement on Form S-1 relating to the registration under the Securities Act of 1933, as amended (the "Securities Act"), of Common Stock of the Company.

        This filing is being effected by direct transmission to the Commission's EDGAR System. On March 5, 2007, in anticipation of this filing, the Company caused the filing fee of $3,531 to be wire transferred to the Commission's account at the Mellon Bank in Pittsburgh.

        The Registration Statement relates to the Company's initial public offering of securities. It is the intent of the Company and the managing underwriters of the proposed offering to have the Registration Statement declared effective as early as possible.

        Acceleration requests may be made orally, and the Company and the managing underwriters of the proposed offering have authorized us to represent on their behalf that they are aware of their obligations under the Securities Act with respect thereto.

        Please contact the undersigned or Phillip Rossetti at 617-526-6000, with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ Corey C. DuFresne

Corey C. DuFresne

cc:    Phillip Rossetti

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